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                                 ZENGINE, INC,

EXHIBIT 99.0

               SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995


          The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of the "safe harbor" provisions of the Act. Certain information, particularly information regarding future economic performance and finances and plans and objectives of management, contained in the Company's Quarterly Report on Form 10-Q for the nine months ended June 30, 2001 is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statements appear together with such statement. Also, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. The Company is not obligated to, and will not, update or revise forward-looking statements made in the Form 10-Q. Shareholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performances and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

                          RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY.

          We commenced operations in January 1999 as a division of MCSi and from the date of our incorporation in March 1999, until our initial public offering in September 2000, we operated as a subsidiary of MCSi, Inc. ("MCSi"). Our business and the services we offer are in the early stages of development. As of June 30, 2001, 15 clients had purchased our e-commerce services and we had placed advertisements for 15 clients. Accordingly, we have a very limited operating history, and our business and prospects must be considered in light of the risks and uncertainties facing early-stage companies in rapidly evolving markets such as e-commerce.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

          We are not profitable and may not generate sufficient revenue to ever become profitable. To the extent such losses continue, our accumulated deficit will increase and our stockholders' equity will decrease. We incurred net losses of $934,000 for the period from inception, which was as of January 1, 1999, to September 30, 1999, a net loss of $100,000 for the year ended September 30, 2000, and a net loss of $79,000 for the nine months ended June 30, 2001. We anticipate that we will increase our marketing, technology and infrastructure, software development and general and administrative expenses and, as a result, we expect to incur additional losses for the foreseeable future. In addition, our limited operating history makes prediction of future results difficult and, accordingly, we may not achieve or sustain profitability.

THE EXPECTED FLUCTUATIONS OF OUR QUARTERLY RESULTS COULD CAUSE OUR STOCK PRICE TO FLUCTUATE OR DECLINE.

          As a result of our limited operating history, we do not have meaningful historical financial data for quarterly periods on which to base planned operations. Our expense levels are based in part on our personnel and software development requirements as well as our expectations as to future revenues. We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to extend the capabilities of our KORE Engine, increase our sales and marketing activities and broaden our customer support capabilities.

          We expect to experience significant fluctuations in future quarterly operating results. These fluctuations may be caused by many factors including, among others:

     -    cancellation of orders prior to full deployment;
     -    nonrenewal of service agreements;
     -    changes in our business strategy; and
     -    changes in key personnel.

          We anticipate that, for the foreseeable future, a significant portion of our revenues will be derived from a limited number of clients, including MCSi, and the timing of receipt and fulfillment of any such orders is expected to cause material fluctuations in our operating results, particularly on a quarterly basis. In addition, in the near term, we intend to increase our personnel, including our software engineers, direct sales and marketing personnel. The timing


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                                 ZENGINE, INC.


of such expansion and the rate at which new engineers and sales people become productive could also cause material fluctuations in our quarterly operating results.

          Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. It is likely that our future quarterly operating results from time to time will not meet the expectations of market analysts or investors, which may have an adverse effect on the price of our common stock.

OUR LENGTHY SALES CYCLE MAY CAUSE OPERATING RESULTS TO VARY SIGNIFICANTLY FROM PERIOD TO PERIOD.

          The sales cycle for our services is long, typically ranging two months or more. Our agreements with our clients generally require a substantial set up fee, and often are part of an important strategic decision by our clients regarding their information systems infrastructure. Accordingly, the decision to purchase our services typically requires significant pre-purchase evaluation. We spend substantial time educating and providing information to prospective clients regarding the use and benefits of our services. During this evaluation period, we may expend substantial funds in sales, marketing and management efforts. This lengthy sales cycle may cause operating results to vary significantly from period to period.

PERFORMANCE DELAYS COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

          It often takes time and resources to implement and to integrate our solution with our clients' existing computer systems. Where our services require that we launch a clients' Web site, we will not recognize any revenue until we have launched our client's e-commerce Web site. If we experience delays in the progress on a previously announced project or in the satisfaction of contract terms required for revenue recognition in a particular quarter, we may not be able to recognize revenue until a later period, causing our quarterly results to fluctuate. This could cause our stock price to decline.

A LOSS OF A MAJOR CLIENT COULD CAUSE A SIGNIFICANT DECLINE IN OUR REVENUE.

          As of June 30, 2001, we had 15 e-commerce clients and 15 advertising and sponsorship clients. We expect that a limited number of clients will continue to account for a substantial portion of our revenue for the foreseeable future. As a result, if we lose a major client or if a contract is delayed, canceled or deferred, our revenue and operating results would be adversely affected.

OUR REVENUE IS DEPENDENT UPON OUR CLIENTS' BUSINESS AND PRODUCT SALES.

          Our revenue is based, in part, on transaction fees and will fluctuate with the volume of product sales by our clients. We do not have direct control over the success of our client's e-commerce sites. If we dedicate significant resources to a client whose business does not generate substantial transactions or whose products do not generate substantial customer sales, our business may suffer.

OUR CURRENT REVENUE DEPENDS ON SHORT-TERM ADVERTISING FEES.

          We currently expect that advertising and sponsorship fees will account for a substantial portion of our total revenue in the current fiscal year. The arrangements under which we receive these fees typically are of a limited duration. Accordingly, our revenue from advertising and sponsorship fees may not be sustained over the longer term.

PERSONALIZATION MAY NOT BE SUCCESSFUL IN GENERATING ADDITIONAL REVENUE FOR OUR CLIENTS.

          The centerpiece of our service offering to our clients is the high degree of advanced personalization generated by the KORE Engine. Our sales proposition to our clients is that the personalization of the shopping experience results in a higher ratio of the number of Web site visitors who actually purchase, increased purchases per visit, increased purchase size and greater customer loyalty. If our sales proposition turns out to be ineffective for one or more of our clients, we could lose that business, and possibly future business, which would result in a material adverse effect on our results of operations.



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                                 ZENGINE, INC.


LOSS OF KEY EMPLOYEES COULD HURT OUR BUSINESS.

          We believe our future success will depend upon our ability to retain our key management personnel, including Joseph Savarino, our President and Chief Executive Officer, Lalit Dhadphale, our Vice President of Product Development and Chief Operating Officer, and Christopher Feaver, our Vice President and Chief Technology Officer, because of their experience and knowledge regarding the development, opportunities and challenges of our business. Each of these executives is subject to an employment agreement which expires in March 2002 and is terminable at will by them. We may not be successful in attracting and retaining other key employees in the future.

          We expect to add additional key personnel in the near future, including software engineers and direct sales and marketing personnel. Our future success and our ability to expand our operations will also depend in large part on our ability to attract and retain additional qualified technical personnel, as well as marketing and sales personnel.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

          We have rapidly expanded our operations and anticipate that further significant expansion will be required to address potential growth in our client base and market opportunities. Our expansion is placing a significant strain on our managerial and operational resources. Due to our limited operating history, our staff has not worked together for a significant period of time. A number of key managerial, technical and operations personnel are relatively new to our company. In addition, none of our executive officers have ever managed a public corporation.

WE WILL NOT BE ABLE TO GROW OUR BUSINESS UNLESS WE ARE ABLE TO SELL TO COMPANIES WHO ENGAGE IN E-COMMERCE.

          Our business strategy is dependent upon increasing the sales of our services to companies that desire to establish or enhance their e-commerce efforts. We have entered into service agreements with companies that have embraced the Internet as a significant distribution channel. We do not know if we will be successful in establishing or maintaining relationships with companies in our target market. If we are unable to do so, we will likely be unable to continue to grow our business or establish a meaningful market share.

OUR SYSTEMS MAY NOT ACCOMMODATE SIGNIFICANT GROWTH IN THE NUMBER OF OUR CLIENTS.

          Our success depends on our ability to handle a large number of transactions for many different clients in various product categories. We expect that the volume of transactions we process will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our operations. We may not be able to efficiently manage a large number of transactions. If we are not able to maintain an appropriate level of operating performance, our reputation and business would be harmed.

SOFTWARE DEFECTS AND SYSTEM ERRORS COULD RESULT IN LOSS OF REVENUE, DELAY IN MARKET ACCEPTANCE AND INJURY TO OUR REPUTATION.

          Our services are based on complex proprietary software which could contain undetected errors or defects. We may, in the future, discover software errors and as a result experience delays in providing the services we agreed to provide during the period required to correct these errors. Errors may be found from time to time in our new or enhanced service offerings after launch of our client's e-commerce store, resulting in:

     -    loss of revenue;
     -    delay in market acceptance and sales;
     -    diversion of development
          resources;
     -    injury to our reputation; or
     -    increased remediation costs.

          In addition, our service is generally used in systems with the client's or other vendors' software, and as a result, our software must integrate successfully with these existing systems. System errors, whether caused by our software, the client's or those of another vendor, could adversely affect the market acceptance of our services and any necessary revisions could cause us to incur significant expenses.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY LITIGATION, IT COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

          Since our services typically operate our client's only e-commerce Web site, any performance problems with our services, whether as a result of internal or vendor errors, defects or otherwise, could severely impact our clients' product sales.



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                                 ZENGINE, INC.


This could result in financial or other damages to our clients, who could sue us. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend.

IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING, WE MAY BE UNABLE TO CONTINUE TO GROW OUR BUSINESS.

          Because we anticipate net losses for the foreseeable future, it is possible that we will require additional funds to grow our business. If we are not able to secure additional funds when needed, we may not be able to cover our operating expenses or pursue our other business strategies. In such an event, our business could be significantly harmed.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR TRADEMARKS OR BRAND IDENTITY, OUR SALES GROWTH COULD DECREASE.

          We have applied for trademarks on our marks, such as the Zengine name, the Zengine "gear" logo, "KORE," "KOG" and our tag line "Fueling Your Brand's Commerce Engine." Effective trademark protection may not be available for our marks. We have identified another company that is utilizing the KORE name. We have demanded that this company stop using our proprietary name. It is possible that others will adopt product names or logos similar to KORE or the Zengine gear logo. This would impede our ability to build our brand identity, lead to customer confusion, increase our legal expenses and distract management from the operation of our business. Such events could result in a loss of significant rights, increased expenses and lower sales of our services.

Risks Related to the Internet and E-Commerce Industry

THE MARKET FOR OUR SERVICES IS IN THE EARLY STAGE OF DEVELOPMENT.

          Our services facilitate e-commerce over public and private data networks. The market for our services is at an early stage of development and is rapidly evolving. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty.

PRIVACY CONCERNS MAY LIMIT INTERNET USE AND USE OF OUR SERVICES.

          One of the principal features of our proprietary technology is the ability to develop and maintain highly personalized profiles of users to assist our clients in determining the nature of the content and the product offerings to be provided to that customer. Typically, these profiles are captured when customers visit a site on the Web and volunteer information in response to survey questions concerning their backgrounds, interests, and preferences. Profiles are augmented over time through the collection of usage data. Privacy concerns may nevertheless cause users to resist providing the personal data necessary to support this profiling capability. The perception by our clients' customers or potential customers of substantial security and privacy concerns, whether or not valid, may inhibit market acceptance of our technology. Such concerns also may be heightened by legislative or regulatory requirements that require notification to Web site users that the data captured as a result of visitation of certain Web sites may be used by marketing entities to unilaterally address product promotion and advertising to that user. If the privacy concerns of consumers are not adequately addressed, our business could be harmed.

A BREACH OF OUR E-COMMERCE SECURITY MEASURES COULD REDUCE DEMAND FOR OUR
SERVICES.

          A requirement of the continued growth of e-commerce is the secure transmission of confidential information over public networks. We utilize a third party payment processor for a portion of the transactions we handle. Both the third party processor and we rely on public key cryptography. This is an encryption method that utilizes two keys, a public and a private key, for encoding and decoding data, and digital certificate technology, or identity verification, to provide the security and authentication necessary for secure transmission of confidential information. Regulatory and export restrictions may prohibit us from using the strongest and most secure cryptographic protection available and thereby expose us to a risk of data interception. A party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any compromise or elimination of our security could harm our reputation and reduce demand for our services. We currently carry no insurance to specifically protect us against this risk.

THE INTENSE COMPETITION IN OUR INDUSTRY COULD REDUCE OR ELIMINATE THE DEMAND FOR OUR SERVICES.

          The market for our services is intensely competitive and subject to rapid technological change. We expect competition to intensify in the future. Our primary source of competition comes from e-commerce retailers who develop their own custom systems or engage consultants who install packaged software systems. Online retailers who have made large investments to develop custom systems may be less likely to adopt an outsourced transaction processing strategy. We also face competition from other software and service providers. In addition, other companies may enter the market for our services. In the future, we may



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                                 ZENGINE, INC.


also compete with large companies that derive a significant portion of their revenues from e-commerce and may offer, or provide a means for others to offer, e-commerce transaction services.

THE RISK OF LACK OF CAPACITY, SYSTEM FAILURE AND SYSTEM DEVELOPMENT RISKS COULD RESULT IN A SIGNIFICANT LOSS OF REVENUE.

          We provide a comprehensive, highly personalized e-commerce service to companies seeking to capitalize on the ability to sell directly to their customers using our proprietary technology. The satisfactory performance, reliability and availability of our proprietary technology and its underlying software and network infrastructure are critical to our operations, level of customer service, and reputation and ability to attract and retain clients. Our systems and operations are vulnerable to damage or interruption from earthquake, fire, flood and other natural disasters; and power loss, telecommunications or data network failure, operator negligence, improper operation by employees, and similar events.

          We presently do not carry sufficient business interruption insurance to fully compensate us for losses that may occur. Despite the use of network security devices, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill end-user orders. Any systems interruption that impairs our ability to serve our client's Web pages, accept and fill customer orders or to provide customer service reduces the attractiveness of our offerings, which could materially adversely affect our business, financial condition and results of operations.

WE HAVE NO PATENT ON THE KORE ENGINE AND WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGY RIGHTS.

          Our success and ability to compete depends to a large degree upon our proprietary technology. We rely on a combination of trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our source code for our proprietary software is protected as a trade secret. We have not applied for a patent for our KORE Engine.

                   RISKS RELATED TO OUR RELATIONSHIP WITH MCSi

OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED DEPENDING UPON WHAT MCSi DECIDES TO DO WITH ITS OWNERSHIP OF OUR COMMON STOCK.

          At the present time, MCSi has not informed us as to whether it will retain or dispose of our common stock that it currently owns. Until, and depending upon what decision is made, we will or may continue to be controlled by MCSi. As long as we are controlled by MCSi, the price of our shares in the public market could be adversely affected because of the reduced liquidity and the uncertainty as to what, if anything, MCSi will do with respect to its ownership of our shares. Until a decision is made by MCSi, we cannot predict what will occur, what effects will result from such decision, or whether or when we or our shareholders will obtain any benefits from such action.

WE DEPEND ON MCSi FOR VARIOUS SERVICES AND FOR A SIGNIFICANT PORTION OF OUR REVENUE.

          We have historically been dependent on MCSi for various services, including product fulfillment and distribution, customer service, facilities, human resources, management information systems, as well as for working capital. We have entered into a distribution services agreement, sublease agreement and an administrative services agreement with MCSi under which MCSi will continue to provide these services to us until October 2001 and lease property and equipment to us which expired in May 2001 and is currently being re-negotiated. When the term of these agreements expire, we will need either to extend the term, engage other entities to perform these services or perform these services ourselves. MCSi may not continue to provide these services after the initial term of these agreements and the cost of these services could be significantly higher if we purchase services from other parties or devote resources to handle these functions internally.

          In addition, we provide e-commerce services for MCSi's computer supply and audio-visual products business under a two-year agreement. As a result, MCSi is one of our largest clients, and we currently expect that MCSi will remain a significant client for the foreseeable future. Consequently, a substantial portion of our business will be dependent upon the success of MCSi's sales and marketing of its products. Any decline in sales experienced by MCSi will have a negative effect on the revenues we would obtain from this agreement. Additionally, for the nine months ended June 30, 2001, we had advertising revenue of $901,495, which was primarily derived from original equipment manufacturer product advertisers who either placed banner advertisements on clients' Web pages which we serve or purchased preferential placement of the OEM products on clients' Web stores. MCSi has supply arrangements with the OEM companies that purchase advertising from us. Although we negotiate each OEM advertising arrangement, it is possible that MCSi's relationship with the OEM companies

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influenced our obtaining the advertising and we may not have obtained the advertising without MCSi's relationship. If our relationship with MCSi were to change adversely, we could lose this business.

          All of our agreements with MCSi were made in the context of a parent-subsidiary relationship. The prices charged to us, or by us, or the overall terms and conditions under these agreements may be higher or lower than the prices that may be charged by, or to, unaffiliated third parties for similar services.

MCSi OWNS APPROXIMATELY 55% OF OUR COMMON STOCK AND WILL BE ABLE TO EXERT SUBSTANTIAL INFLUENCE OVER OUR MANAGEMENT AND CORPORATE AFFAIRS.

          MCSi owns approximately 55% of our outstanding shares of common stock. As long as MCSi owns a significant portion of our outstanding common stock, MCSi will continue to be able to elect our entire board of directors and to remove any director, with cause, and generally to determine the outcome of all corporate actions requiring stockholder approval. As a result, MCSi will be in a position to continue to control all matters affecting our company, including:

     - the composition of our board of directors and, through it, any decisions with respect to the direction and policies of our company, including the appointment and removal of officers;
     - any decisions with respect to mergers or other business combinations involving our company;
     -    the acquisition or disposition of assets by our company;
     -    future issuances of common stock or other securities of our company;
     -    the incurrence of debt by our company;
     - amendments, waivers and modifications to our distribution services agreement, administrative services agreement, sublease agreement and our e-commerce services agreement with MCSi; and
     -    the payment of dividends on our common stock.

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH MCSi.

          MCSi will continue to be one of our largest customers for a significant period of time and will continue to be our controlling stockholder for the foreseeable future. As a result, conflicts of interest may arise between us and MCSi in a number of areas, including:

     - the nature, quality and pricing of distribution or administrative services MCSi has agreed to provide to us;
     - the nature, quality and pricing of e-commerce services we provide to MCSi;
     - the incurrence of debt, the payment of dividends, the issuance of capital stock and business combinations by our company;
     - sales or distributions by MCSi of all or any portion of its ownership interest in our company; and
     -    MCSi's ability to control the management and affairs of our company.

          We may not be able to resolve any potential conflicts or, if resolved, we may not be able to receive more favorable resolution than if we were dealing with an unaffiliated party. Conflicts could be resolved in a manner adverse to us and our stockholders, which could materially affect our business, results of operations and financial condition or stock price. The distribution services agreement, administrative services agreement, e-commerce services agreement and the sublease agreement we have entered into with MCSi may be amended from time to time upon agreement between the parties. As long as we are controlled by MCSi, MCSi could require us to agree to an amendment to the distribution services agreement, administrative services agreement, sublease agreement or any other agreement that may be more or less favorable to us than the current terms of those agreements.

SOME OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS AND STOCKHOLDERS OF MCSi.

          One of the five members of our board of directors is also a director of MCSi. Our chairman is the chairman of the board and chief executive officer of MCSi. In addition, two of our directors, our president and eight [CHECK] of our employees hold shares of MCSi common stock and/or options to acquire shares of MCSi common stock. These individuals may have conflicts of interest with respect to certain decisions involving business opportunities and similar matters that may arise in the ordinary course of our business or the business of MCSi. Conflicts, if any, could be resolved in a manner adverse to us and our stockholders, which could materially adversely affect our business, results of operations and financial condition or stock price.